

уралсвязьинформ

Открытое акционерное общество «Уралсвязьинформ»
614096, Россия, г. Пермь, ул. Ленина, 68
телефон (3422) 34-12-00, факс (3422) 34-33-36
e-mail: usi@usi.ru

р/с 40702810749020101137
в Западно-Уральском банке СБ РФ
к/с 30101810900000000603, БИК 045773603
ИНН 5902183094, ОКВЭД 64.20.11, ОКПО 01134530

82-4545

№ 0091-14-174 от 14.04.2003

на № от

Департамент Equity and IR Department

The U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N. W.
Mail Stop
Washington, D. C. 20549
U. S. A.



03 APR 30 AM 7:21

SUPPL

Dear Sirs,

In connection with Uralsvyazinform's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities and Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12(g)3-2(b)(1)(iii), enclosed please find the information on corporate actions dd. January 21 - April 3, 2003.

Sincerely yours,

Elena V. Neverova
Head of Equity and IR Department

5/15

исп. Larin R.V.
телефон +7 3422 135 475


уралсвязьинформ

03 APR 30 AM 7:21

68, Lenin Street, Perm, Russia 614096
Tel.: +7 (3422) 341-200, Fax: +7 (3422) 343-336
www.uralsviazinform.ru

February 25, 2003

Uralsvyazinform Board of Directors approved the Appendant Agreement to the Treaty between the Company and the Company registrar

On February 25, 2003 the session of the Board of Directors of Uralsvyazinform approved the Appendant Agreement to the Treaty between the Company and the Company registrar. The above-mentioned Agreement determines the costs of the Company Calculation Committee's functions fulfilled by the Company registrar at the General Shareholders Meeting.

The Board of Directors of Uralsvyazinform consists of 11 members, 10 of them took part in the voting. Voting results are the following:

- 6 Members voted "FOR" approving the Agreement;
- 2 Members voted "AGAINST" approving the Agreement;
- 2 Members abstained from voting.

As a result of voting, the Agreement was approved.

Securities Department
Tel.: +7 (3422) 905-863
Investor Relations
Tel.: +7 (3422) 903-978
Fax: +7 (3422) 343-336
investor@usi.ru


уралсвязьинформ

68, Lenin Street, Perm, Russia 614096
Tel.: +7 (3422) 341-200, Fax: +7 (3422) 343-336
www.uralsviazinform.com

February 18, 2003

Uralsvyazinform effected the second coupon payment on monetary bond issue

On February 18, 2002 Uralsvyazinform effected the second coupon payment on monetary bond issue of 02 series. According to the Decision of Issue the bonds' overall nominal value amounts to RUR 1 bn, coupon interest rate – 17.5 % per annum, payable quarterly.

The outpaid interest per one bond with par value of RUR 1,000 made up RUR 43.15. The total value of payments amounted to RUR 43,150 thousand.

The Company's payment agent is Joint-Stock Commercial Bank "Svyaz-Bank", Moscow.

The Company's bond issue was placed with MICEX on August 22, 2002. The Organizers of placement were Renaissance Capital and Web-Invest Bank. At present the bonds are traded on MICEX and RTS.

For additional information, please contact Investor Relations department:
tel. (007 3422) 903 978, 905 863, e-mail: investor@usi.ru

Securities Department
Tel.: +7 (3422) 905-863
Investor Relations
Tel.: +7 (3422) 903-978
Fax: +7 (3422) 343-336
investor@usi.ru



68, Lenin Street, Perm, Russia 614096
Tel.: +7 (3422) 341-200, Fax: +7 (3422) 343-336
www.uralsviazinform.ru

February 19, 2003

The Board of Directors approved the Agenda of the Annual General Meeting of Uralsvyazinform Shareholders

On February 19, 2003 the session of the Board of Directors of Uralsvyazinform approved the following questions to be included in the Agenda of the Annual General Meeting of Uralsvyazinform Shareholders:

1) Approval of annual report, Company's annual accounting including profit and loss statement, along with allocation of profits, including dividend pay-out according to the financial results of the year 2002;
2) Approval of the Company auditor;
3) Election of Board of Directors members;
4) Election of the Company Audit Commission.

The Board of Directors of Uralsvyazinform consists of 11 members, all of them took part in the session. The decision was carried unanimously.

Securities Department
Tel.: +7 (3422) 905-863
Investor Relations
Tel.: +7 (3422) 903-978
Fax: +7 (3422) 343-336
investor@usi.ru


уралсвязьинформ

68, Lenin Street, Perm, Russia 614096
Tel.: +7 (3422) 341-200, Fax: +7 (3422) 343-336
www.uralsviazinform.ru

January 21, 2003

Uralsvyazinform Board of Directors Member's share in the stock capital change

Share in the Uralsvyazinform stock capital which belonged to Zhuk Vladimir Aleksandrovich, Uralsvyazinform Board of Directors Member, was changed.
Share in the Uralsvyazinform stock capital before change: 0.0696 per cent;
Share in the Uralsvyazinform stock capital after change: 0.0646 per cent
The appropriate registration of the share change was made on January 21, 2003.

Securities Department
Tel.: +7 (3422) 905-863
Investor Relations
Tel.: +7 (3422) 903-978
Fax: +7 (3422) 343-336
investor@usi.ru


уралсвязьинформ

68, Lenin Street, Perm, Russia 614096
Tel.: +7 (3422) 341-200, Fax: +7 (3422) 343-336
www.uralsviazinform.ru

January 28, 2003

Uralsvyazinform Board of Directors terminated the power of Nicolay F. Levin, Managing Board Member

Uralsvyazinform Board of Directors terminated the power of Nicolay F. Levin, Managing Board Member, in connection with his retirement.

Share in the Uralsvyazinform stock capital owned by Nicolay F. Levin: 0.1905 per cent;

Date of Nicolay F. Levin power termination: January 28, 2003

Securities Department
Tel.: +7 (3422) 905-863
Investor Relations
Tel.: +7 (3422) 903-978
Fax: +7 (3422) 343-336
investor@usi.ru


уралсвязьинформ

68, Lenin Street, Perm, Russia 614096
Tel.: +7 (3422) 341-200, Fax: +7 (3422) 343-336
www.uralsviazinform.ru

January 30, 2003

Uralsvyazinform Managing Board Member's share in the stock capital change

Share in the Uralsvyazinform stock capital which belonged to Lebedev Edward Vasilyevich, Uralsvyazinform Managing Board Member, was changed.

Share in the Uralsvyazinform stock capital before change: 0.07632 per cent;

Share in the Uralsvyazinform stock capital after change: 0.08637 per cent

The appropriate registration of the share change was made on January 30, 2003.

Securities Department
Tel.: +7 (3422) 905-863
Investor Relations
Tel.: +7 (3422) 903-978
Fax: +7 (3422) 343-336
investor@usi.ru


уралсвязьинформ

68, Lenin Street, Perm, Russia 614096
Tel.: +7 (3422) 341-200, Fax: +7 (3422) 343-336
www.uralsviazinform.com

April 3, 2003

Uralsvyazinform Publishes 2002 Statement under Russian Accounting Standards

Uralsvyazinform's revenues as of 2002 amounted to RUR14,8 bln., indicating an increase of 39,0 % compared to FY 2001, including revenues from telecommunication services – RUR13,5 bln. (+36,7 %). Cost of goods, products, work, services sold as of 2002 equaled RUR10,9 bln. (+26,5 %), among which wages – RUR3,2 bln. (+22,9 %), fixed assets amortization – RUR1,5 bln. (+ 2,0 %). <p>

Thus, as of 2002 sales profit amounted to RUR3,9 bln. (+ 92,8 % as compared to 2001), balance sheet profit – RUR1,4 bln. (+ 26,9 %), net profit – RUR924,3 ml. (+ 52,6 %). <p>

Full version of Uralsvyazinform's 2002 Balance Sheet and Profit and Loss Statement is available at the corporate web-site www.uralsviazinform.com<p>

For additional information, please contact IR department on tel. (007 3422) 136-598 or e-mail: investor@usi.ru. <p>

The most recent company information is also available at www.uralsviazinform.com or URSI_RU page in Bloomberg system. <p>

Equity and IR Department
Tel.: +7 (3422) 905-863
Investor Relations
Tel.: +7 (3422) 136-598
Fax: +7 (3422) 343-336
investor@usi.ru